Exhibit 99.1

Huachen AI Parking Management Technology Holding Co., Ltd. Announces Strategic Cooperation with Beyinda Limited to Expand Precision Metal Components Market in China

Framework agreement combines Huachen’s market development capabilities with Beyinda’s manufacturing expertise across new energy vehicle, charging infrastructure, energy storage and other industrial applications

Shanghai, China, September 9, 2026, Huachen AI Parking Management Technology Holding Co., Ltd. (NASDAQ: HCAI, “Huachen” or the “Company”), a China-based smart-parking and equipment-structural-parts provider in China, today announced that it has entered into a strategic cooperation framework agreement (the “Agreement”) with Beyinda Limited (“Beyinda”), a company established in Hong Kong and engaged in the manufacture of metal structural component products.

Strategic Cooperation Framework

Under the Agreement, Huachen will leverage its market channels, customer resources and business development capabilities to assist Beyinda in expanding sales of its products in mainland China. The cooperation is expected to include market development and customer introductions, support for commercial negotiations, brand promotion, after-sales service coordination and other matters that the parties may agree to in writing.

Beyinda will be responsible for product manufacturing, quality assurance and delivery in accordance with specific orders. The cooperation is non-exclusive. The Agreement serves as a framework arrangement and does not constitute a minimum purchase or sales commitment; product specifications, quantities, pricing, delivery, payment and other commercial terms will be determined separately in specific orders or other transaction documents.

No revenue-sharing, pricing, commission, or other compensation terms have been agreed between the parties under the Agreement. Huachen’s economic interest in the cooperation will be determined by the terms of specific orders or other transaction documents, if any, that the parties may enter into in the future. There can be no assurance that any such orders will be entered into or that the cooperation will generate revenue for the Company.

Target Markets and Applications

Beyinda’s product portfolio includes precision metal structural components, sheet metal components, machined parts and welded structural components. These products may serve a range of industrial sectors, including:

●	New energy vehicles

●	Charging infrastructure

●	Energy storage equipment

●	Other industrial applications

The Company believes the cooperation provides an opportunity to further connect its customer and market development resources with Beyinda’s manufacturing, technical and production capabilities. The arrangement may also broaden while broadening Huachen’s participation in industrial structural component applications serving China’s new energy and advanced manufacturing sectors.

Management Commentary

“This strategic cooperation is consistent with our efforts to expand the applications and customer reach of our precision structural parts business,” said the Company. “By combining Huachen’s market development capabilities with Beyinda’s manufacturing expertise, we aim to explore additional commercial opportunities across new energy vehicles, charging infrastructure, energy storage and other industrial markets, while maintaining a disciplined, order-driven approach to execution.”

About Huachen AI Parking Management Technology Holding Co., Ltd.

Huachen AI Parking Management Technology Holding Co., Ltd. is a China-based, one-stop provider of smart-parking systems and precision structural parts. Through our operating subsidiaries we design, manufacture, install and service space-saving cubic parking garages—tailored to each client’s needs with technologies such as vertical lifting and multi-layer cycling—while also supplying custom steel components and railroad accessories to industrial customers nationwide.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” “continue” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Company’s most recent annual report filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For further information about Huachen, please contact:

Huachen AI Parking Management Technology Holding Co., Ltd

Alan Li: ir@huachenai.com

Mobile: +852-95791074